
SEC MAIL
RECEIVED
PROCESSING
FEB 2 6 2007
SECTION
WASH, D.C.
199



07001689

SECURITIES A.
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nevis Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 West Peachtree Street, Suite 1150
(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marrion Heflin 678-298-2006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marrion Heflin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nevis Securities. LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEVIS SECURITIES, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2006

NEVIS SECURITIES, LLC

FINANCIAL STATEMENTS
December 31, 2006

CONTENTS



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT

To The Members of
Nevis Securities, LLC

We have audited the accompanying statement of financial condition of **Nevis Securities, LLC** (a Georgia limited liability company) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevis Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 15, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

NEVIS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	101,745
SOFTWARE AND EQUIPMENT, less accumulated depreciation and amortization of $9,700 in 2006		3,055
OTHER ASSETS:		
Security deposit		4,262
Total Assets	$	109,062

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accrued liabilities	$	12,294
MEMBER'S EQUITY:		
Member's capital		1,144,900
Retained earnings		(1,048,132)
Total Member's Equity		96,768
Total Liabilities and Member's Equity	$	109,062

The accompanying notes are an integral part of these financial statements.

NEVIS SECURITIES, LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2006

REVENUES:	
Underwriting income	$ 120,807
OPERATING EXPENSES:	
Salaries expense	134,016
General and administrative	171,276
Insurance	35,869
Professional fees	19,266
Depreciation and amortization	5,410
Total Operating Expenses	365,837
Operating Loss	(245,030)
OTHER INCOME	1,573
NET LOSS	$ (243,457)

The accompanying notes are an integral part of these financial statements.

NEVIS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2006

	Member's Capital	Retained Earnings	Total Member's Equity
BALANCE, December 31, 2005	$ 1,025,100	$ (804,675)	$ 220,425
Contributions by member	120,000	-	120,000
Distributions to member	(200)	-	(200)
Net loss	-	(243,457)	(243,457)
BALANCE, December 31, 2006	$ 1,144,900	$ (1,048,132)	$ 96,768

The accompanying notes are an integral part of these financial statements.

NEVIS SECURITIES, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (243,457)
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,410
Changes in:	
Accounts receivable	3,439
Accrued liabilities	(21,777)
Net Cash Used In Operating Activities	(256,385)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(875)
Net Cash Used In Investing Activities	(875)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(200)
Contributions by member	120,000
Net Cash Provided By Financing Activities	119,800
NET DECREASE IN CASH	(137,460)
CASH, BEGINNING OF YEAR	239,205
CASH, END OF YEAR	$ 101,745

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nevis Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's business includes participation in the underwriting of public offerings and private placement of corporate and municipal securities, providing investment advisory services and providing other consulting services.

The Company was formed in October 2002, and operates a single office in Atlanta, Georgia. It is a wholly-owned subsidiary of Nevis Holdings, LLC (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Revenue related to the underwriting of public and private offerings is recognized when the Company has rendered all services to the issuer and is entitled to collect the fee from the issuer. Revenue for investment advisory services is recognized over the period that the services are performed. During 2006, substantially all revenues were derived from four clients.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Cash

Cash represents withdrawable deposits and money market accounts in banks and brokers. From time to time, balances may exceed insured amounts.

Software and Equipment

Software and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over three years.

2. LIQUIDITY AND NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of $100,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2006, the ratio of aggregate indebtedness to net capital was a negative 4.33 to one, and net capital was a deficit of $30,549, which was $130,549 less than required.

During 2006, the NASD ruled that the Company was in violation of SEC Rule 17a-3, SEC Rule 17a-5, NASD Rule 3010(b) and NASD Rule 1014, stating that the Company prepared an inaccurate net capital computation for the period ending August 31, 2006. Specifically, a new owner of the Parent borrowed $120,000 from an unaffiliated entity of which the new owner is Chairman and had it sent directly to the Company as a member's capital contribution from Parent. It was then and still is currently the intention of the owner of the Company that the $120,000 should be considered a member's capital contribution from Parent to the Company. Neither the owner of the Parent nor the Company have any intention, obligation or agreement to repay the amount in the form of a debt. Accordingly, the amount is considered member's capital in the accompanying financial statements. The NASD has taken the position that since the funds did not come directly from the Parent Company, but rather the unaffiliated organization, the funds should be considered a loan and therefore recorded as a liability. This classification as a liability for net capital computation purposes resulted in the Company failing its capital requirement and in violation of its Membership Agreement with the NASD.

The matter as it pertains to the classification of the $120,000 remains open and in discussion between the Company and the NASD. Upon resolution and agreement of the matter, the Company will amend and refile any necessary reports to reflect the agreed-upon treatment of the net capital computation. As of February 15, 2007, the net capital computation reflects the NASD's position which requires the exclusion of the $120,000 from net capital and inclusion in the aggregate indebtedness.

Subsequent to December 31, 2006, the Company received an additional capital contribution of $100,000 from Parent. Assuming this amount had been received at December 31, 2006 and the $120,000 referred to above was approved as net capital by the NASD, the Company's net capital at December 31, 2006 would have been $189,451, which would have been $89,451 more than the required amount.

The accompanying financial statements report a net loss from operations for the year ended December 31, 2006. The Company plans to increase the business activity sufficient to meet expenses or, in the alternative, to continue to make contributions to the capital of the Company sufficient to meet net capital requirements. Sources of capital contributions include the Parent as well as West Indies, an affiliate of the Company. Together these companies have the ability and intent to fund the operations of the Company through 2007 if the need arises.

3. RELATED PARTY TRANSACTIONS

In 2006 the Company paid approximately $8,000 to an affiliate board member for the reimbursement of expenses incurred for the benefit of the Company.

4. LEASES

The Company has various noncancelable operating lease agreements for office space and certain equipment. Rental expense for 2006 was $46,648. The minimum future rental payments under these leases are as follows:

2007	$	32,248
2008		30,276
2009		9,666
Total minimum future lease payments	$	72,190

5. KEY EMPLOYEE AGREEMENT

At December 31, 2006, the Company has an employment agreement with a key executive. The employment agreement stipulates the services to be provided by the Company in exchange for compensation and benefits. The Company has certain obligations as defined in the agreement for termination without cause or upon death.



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members of
Nevis Securities, LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, and Rule 15c3-3 information at December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.
Certified Public Accountants

February 15, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

NEVIS SECURITIES, LLC

SUPPLEMENTARY DATA
December 31, 2006

COMPUTATION OF NET CAPITAL

Member's equity, December 31, 2006	$	96,768	
Less non-allowable assets		(7,317)	
Audited financial statement adjustments		(120,000)	(1)
Net Capital	$	(30,549)	

RECONCILIATION OF MEMBER'S EQUITY

Member's equity, Form 17A-5, Part IIA	$	(23,232)	
Audited financial statement adjustments		120,000	(1)
Member's Equity per Audited Financial Statements	$	96,768	

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	(30,549)
Audited financial adjustments		-
Net Capital Per Audited Financial Statements	$	(30,549)

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities per audited financial statements	$	12,294	
Member's capital considered to be aggregate indebtedness		120,000	(1)
Total Aggregate Indebtedness	$	132,294	
Ratio of Aggregate Indebtedness to Net Capital		(4.33) to 1	

(1) See Note 2 to the audited financial statements.

SUPPLEMENTARY DATA
December 31, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Nevis Securities, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Nevis Securities, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members of
Nevis Securities, LLC

In planning and performing our audit of the financial statements and supplementary data of **Nevis Securities, LLC** (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 15, 2007

END